SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release "OPTIBACE ANNONCES RESULTS OF SPECIAL GENERAL MEETING" published by Optibase Ltd. on May 7, 2010.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774;)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: May 7, 2010

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
 mcsaby@kcsa.com

Optibase Announces Results of Special General Meeting

HERZLIYA, Israel, May 7, 2010 – Optibase Ltd. (Nasdaq: OBAS), today announced the results of the Special General Meeting of its shareholders held on Thursday, May 6 2010, in Herzliya, Israel.

At the meeting, proposals number 1 and 2 set forth in Optibase's proxy statement dated March 29, 2010, as amended (the "Proxy Statement") sent in connection with the meeting, were approved by the required majorities.

Proposal 3 set forth in the Proxy Statement did not receive the required majority and thus was not approved.

For further information concerning the proposals, please refer to the Proxy Statement.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.  Optibase has recently started operating in the fixed-income real-estate sector. On March 16, 2010, Optibase announced that it has entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") pursuant to which Optibase will sell its video business to Vitec. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, , general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.